Exhibit 16.1

March 27, 2026

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Stoke Therapeutics, Inc. and, under the date of March 16, 2026, we reported on the consolidated financial statements of Stoke Therapeutics, Inc. as of and for the years ended December 31, 2025 and 2024. On March 23, 2026, we were dismissed.

We have read Stoke Therapeutic, Inc.’s statements included under Item 4.01 of its Form 8-K dated March 27, 2026, and we agree with such statements except that we are not in a position to agree or disagree with any of Stoke Therapeutics, Inc.’s statements in Item 4.01(b) relative to Ernst & Young LLP.

Very truly yours,

/s/ KPMG LLP